Filed under Rule 424(b)(2), Registration Statement No. 333-218881

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.850 % GM Financial Term Notes Due June 20, 2023	$2,703,000	$336.52
4.650 % GM Financial Term Notes Due June 20, 2028	$4,564,000	$568.22

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Pricing Supplement No. 25 - Dated Monday, June 11, 2018 (To: Prospectus dated June 21, 2017)

CUSIP Number	Selling Price	Gross Concession	Net Proceeds	Principal Amount	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
37046ABY0	100.00%	1.250%	$2,669,212.50	$2,703,000.00	Fixed	3.850%	Semi-Annual	06/20/2023	12/20/2018	$19.89	Yes	Senior Unsecured Notes

Redemption Information: Callable at 100% on 6/20/2019 and Semi-Annually thereafter with 30 Calendar Days Notice.

GM Financial Term Notes will be subject to redemption at the option of General Motors Financial Company, Inc., in whole on the interest payment date occurring any time on or after 6/20/2019 at a redemption price equal to 100% of the principal amount of the GM Financial Term Notes, plus accrued interest thereon, if any, upon at least 30 Calendar Days prior notice to the noteholder and the trustee, as described in the prospectus.

37046ABZ7	100.00%	1.800%	$4,481,848.00	$4,564,000.00	Fixed	4.650%	Semi-Annual	06/20/2028	12/20/2018	$24.03	Yes	Senior Unsecured Notes

Redemption Information: Callable at 100% on 6/20/2019 and Semi-Annually thereafter with 30 Calendar Days Notice.

GM Financial Term Notes will be subject to redemption at the option of General Motors Financial Company, Inc., in whole on the interest payment date occurring any time on or after 6/20/2019 at a redemption price equal to 100% of the principal amount of the GM Financial Term Notes, plus accrued interest thereon, if any, upon at least 30 Calendar Days prior notice to the noteholder and the trustee, as described in the prospectus.

	Offering Date: Monday, June 4, 2018 through Monday, June 11, 2018	General Motors Financial Company, Inc.
	Trade Date: Monday, June 11, 2018 @ 12:00 PM ET	GM Financial Term Notes
	Settle Date: Thursday, June 14, 2018	Prospectus dated June 21, 2017
Minimum Denomination/Increments: $1,000.00/$1,000.00
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number 0235 via RBC Dain Rauscher Inc

General Motors Financial Company, Inc.	Purchasing Agent: Incapital LLC

Agents: BofA Merrill Lynch, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Trustee: U.S. Bank National Association

If the maturity date or an interest payment date for any note is not a business day (as term is defined in prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

Dealers purchasing Notes on an agency basis for client accounts shall purchase Notes at the public offering price. Notes sold by the Selected Dealers for their own account may be sold at the public offering price less a discount as specified above. Notes purchased by the Selected Dealers on behalf of level fee accounts may be sold to such accounts at the discount to the public offering price specified above, in which case, such Selected Dealers will not retain any portion of the sales price as compensation.

Legal Matters- Validity of the Notes:

In the opinion of Hunton Andrews Kurth LLP, as counsel to General Motors Financial Company, Inc. (the “Company”), when (i) the trustee has made an appropriate entry on Schedule 1 to the master registered global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of the Company, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus and, if applicable, prospectus supplement, and (ii) if this pricing supplement indicates that such notes are to be guaranteed by AmeriCredit Financial Services, Inc. (the “Guarantor”), the trustee has made an appropriate entry on Schedule 1 to the Master Note identifying that the guarantee will be applicable to the notes in accordance with the instructions of the Company, all in accordance with the provisions of the indenture governing the notes and the guarantees, such notes and guarantees, if the guarantee has been made applicable to the notes as shown in this pricing supplement, will be legally valid and binding obligations of the Company and the Guarantor, if applicable, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date hereof and is limited to the internal laws of the States of New York and Texas and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and the guarantees and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and guarantees with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to Hunton Andrews Kurth LLP as originals, the conformity to original documents of all documents submitted to Hunton Andrews Kurth LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of Hunton Andrews Kurth LLP dated June 21, 2017, which has been filed as an exhibit to the Company’s Registration Statement relating to the notes filed with the Securities and Exchange Commission on June 21, 2017.